SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

Short Form of Press Release

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
 (Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
Apartado 6-1497
El Dorado, Panama City
Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒    Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐  No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

May 6, 2005

Banco Latinoamericano de Exportaciones, S.A.

By:	/s/ Pedro Toll

Name:	Pedro Toll
Title:	Deputy Manager

FOR IMMEDIATE RELEASE

Bladex Reports Net Income of US$40.1 million for the First Quarter 2005

First Quarter 2005 Financial Highlights

•	Net income in the first quarter of 2005 was US$40.1 million, compared to US$53.9 million in the fourth quarter of 2004, and US$29.8 million in the first quarter of 2004.
•	The trade portfolio increased US$72 million, or 3%, to US$2.2 billion since December 31, 2004 and grew US$482 million, or 28%, since March 31, 2004.
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The Bank received US$110 million in prepayments on Argentine obligations during the first quarter of 2005, which, along with scheduled principal reductions and assets sales, resulted in the reversal of allocated credit loss provisions and impairment loss on securities in a total amount of US$33 million.

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During the quarter, the credit portfolio in Argentina decreased by US$138 million, or 58%, to US$102 million at March 31, 2005.  Net of allowances for credit losses, the credit portfolio stood at US$46 million at March 31, 2005.

Panama City, Republic of Panama, May 5, 2005 – Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) (“Bladex” or “the Bank”) announced today its results for the first quarter ended March 31, 2005.

The table below depicts selected key figures and ratios for the periods indicated (the Bank’s financial statements are prepared in accordance with U.S. GAAP, and all figures are stated in U.S. dollars):

Key Figures

	1Q04	4Q04	1Q05

Net Income (US$million)	$29.8	$53.9	$40.1
EPS (*)	$0.76	$1.39	$1.03
Return on Average Equity	20.2%	33.1%	24.4%
Tier 1 Capital Ratio	37.9%	42.8%	41.6%
Net Interest Margin	1.69%	1.46%	1.66%

(*) Earnings per share calculations are based on the average number of shares outstanding during each period.

Comments from the Chief Executive Officer
 Jaime Rivera, Chief Executive Officer of Bladex, stated, “During the first quarter we made steady progress on a number of fronts.

The figures make it clear that the management effort with respect to our portfolio in Argentina has paid off handsomely.  The exposure net of the allowance for credit losses is now down to 2% of assets and 8% of equity, and we have, for the first time since June 2002, placed an Argentine loan back on an interest accrual basis.

Commercially, our trade portfolio continues growing.  Year-on-year, our trade portfolio grew a full 28%, more than four times the underlying economic growth rate in the Region.  More than 70% of this growth took place in the last six months, while our new commercial team established itself.  Notably, the 3% growth during the seasonally-slow first quarter was more than double last year’s growth.

We continue increasing our number of clients and deploying activities derived from our trade finance client base.  This quarter, for instance, the payments initiative, where progress has been slower than anticipated, was revamped, and we made 18 proposals to clients compared to 9 made in the six months prior.

With the operating expense base stabilized we have concentrated our expense reduction efforts on funding costs, where every basis point saved brings savings of about US$200 thousand in interest expense per year.  From December 31, 2004 to March 31, 2005, our liability borrowings average margin over Libor decreased by 4 basis points.

On another important front, we have started a project to upgrade our technology platform.  While our current systems work well, we are aware of the advantages that a state of the art, scalable, flexible, and integrated solution would afford us in terms of improved client service, shorter response times, faster product deployment, reduced operational risk, and improved efficiency.  We expect to complete the project within a year.

Regarding capital management, a subject which our results have brought to the forefront again, Bladex seeks to balance risk and return considerations in order to withstand market volatility, maintain stable access to funding sources, provide a solid base to finance growth, promote share ownership by long-term investors and generate competitive returns to shareholders’ equity, and we will act accordingly.

In summary, we are making progress on all internal and external fronts in a manner consistent with our strategy of expanding our client base and our traditional trade intermediation activities, while deploying new services that flow naturally from this franchise.”

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the trade portfolio, the increase in the number of the Bank’s clients, the increase in activities engaged in by the Bank that are derived from the Bank’s trade finance client base, the improvement in the financial strength of the Bank and the progress the Bank is making on all fronts.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows:  a decline in the willingness of international lenders and depositors to provide funding to the Bank, causing a contraction of the Bank’s credit portfolio, adverse economic or political developments in the Region, particularly in Brazil or Argentina, which could increase the level of impaired loans in the Bank’s loan portfolio and, if sufficiently severe, result in the Bank’s allowance for credit losses being insufficient to cover losses in the portfolio, unanticipated developments with respect to international banking transactions (including, among other things, interest rate spreads and competitive conditions), a change in the Bank’s credit ratings, events in Brazil or Argentina or other countries in the Region unfolding in a  manner that is detrimental to the Bank, or which might result in adequate liquidity being unavailable to the Bank, the Bank’s operations being less profitable than anticipated, or higher than anticipated equity capital requirements.

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About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to promote trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through March 31, 2005, Bladex had disbursed accumulated credits of over US$130 billion.

Bladex is listed on the New York Stock Exchange. Further investor information can be found at www.blx.com

A LONGER VERSION OF THIS PRESS RELEASE WITH DETAILED INFORMATION HAS BEEN FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, AND CAN BE OBTAINED FROM BLADEX AT:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama City, Panama
 Attention: Carlos Yap, Senior Vice President, Finance
 Tel. No. (507) 210-8581, e-mail: cyap@blx.com,

-or-

Investor Relations Firm
i-advize Corporate Communications, Inc.
Melanie Carpenter / Peter Majeski
Tel: (212) 406-3690, e-mail: bladex@i-advize.com

There will be a conference call to discuss the Bank’s quarterly results on May 6, 2005 at 11:00 a.m. New York City time.  For those interested in participating, please dial (800)-262-1292 in the United States or, if outside the United States, 719-457-2680.  Participants should give the conference ID# 6842340 to the telephone operator five minutes before the call is set to begin.  There will also be a live audio webcast of the event at www.blx.com.

Bladex’s conference call will become available for review on Conference Replay one hour after the conclusion of the conference, and will remain available through May 13, 2005.  Please dial (888) 203-1112 or (719) 457-0820 and follow the instructions. The Conference ID# for the replayed call is 6842340.

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